AUSTRAL PACIFIC ENERGY LTD. – CONTINUATION OF COMPANY TO JURISDICTION OF BRITISH COLUMBIA

Notice under Rule 10.8.1 of the Listing Rules of the New Zealand Stock Exchange

Austral Pacific Energy Ltd. has completed the migration of its incorporation from the Yukon Territory, Canada to British Columbia, Canada with effect from 16 October 2006 (see attached Certificate of Continuation).

As a consequence of this migration, the Company now:

(a)           operates under new Articles, as agreed to be adopted by its members at its AGM in May 2006, upon its continuation being implemented (see Articles attached);

(b)            has a new registered office, at the offices of its B.C. counsel, Lang Michener LLP, 1500 Royal Centre, 1055 West Georgia Street, Vancouver, B.C. V6E 4N7, B.C., Canada.